Exhibit 99.1

FOR IMMEDIATE RELEASE	For Additional Information
Contact: Robert Lentz
(614) 876-2000

SCI Engineered Materials, Inc. Reports First Quarter 2008 Results

COLUMBUS, Ohio (May 5, 2008) SCI Engineered Materials, Inc. (OTC Bulletin Board: SCCI), a manufacturer of ceramics and metals for advanced applications such as optical, photonics including solar, thin film batteries, and semiconductors for select growth markets in the physical vapor deposition industry, today announced results for the three months ended March 31, 2008.

Dan Rooney, Chairman, President and Chief Executive Officer, said, “Further progress is being achieved in our markets, as we implement the Company’s growth strategy. We continued to make strategic investments in our business during the first quarter 2008. These included additional investments in equipment and marketing initiatives in the semiconductor and solar industries as well as further development of innovative products. There were encouraging signs from these efforts during the quarter, including trial orders to new customers in these industries that represented approximately 20% of first quarter 2008 revenues. Additionally, requests for quotes increased sharply during the first three months of this year, especially from international customers. We continue to anticipate that these initiatives will lead to substantial orders in the second half of 2008 as we pursue opportunities that offer substantial long-term growth and profitability for the Company.”

First Quarter 2008 Results

Total revenues decreased 30% to $1,713,940 for the first quarter 2008 from $2,454,009 compared to the first quarter 2007. This decline was primarily due to the negative impact of lower prices for a high value raw material versus the same period last year and lower quantity used as customers improved their efficiency. The Company’s backlog was $1.5 million at March 31, 2008 an increase of $0.5 million during the quarter.

Reflecting positive benefits from product mix, gross profit declined only 6% to $429,025 for the first quarter 2008 from $458,580 a year ago. The year-over-year difference was almost entirely attributable to higher depreciation expense related to investments made to develop new markets. Gross profit margin increased to 25.0% of total revenues for the first three months of 2008 from 18.7% for the same period in 2007.

The Company incurred higher expenses during the first quarter 2008 to specifically support its entry as well as expanded presence in key markets compared to the first quarter 2007. Factors that impacted the year-over-year comparisons particularly included additional staff and development costs associated with the rapidly expanding Thin Film Solar industry. General and administrative expense increased 10% to $260,053, marketing and sales expense increased 30% to $126,270, and research and development expense increased 54% to $97,156 for the first quarter 2008 versus the same period in 2007.

Interest expense rose to $26,602 for the first quarter 2008 from $5,904 the prior year. This was due to the acquisition of approximately $1.5 million of equipment through purchases and leases during the twelve months ended March 31, 2008.

The net loss applicable to common shares was $(78,368), or $(0.02) per share, for the first quarter 2008 versus net income of $61,316, or $0.01 per diluted share, for the same period in 2007. Calculation of the loss applicable to common shares for the first quarter 2008 was based on 21% fewer shares compared to the same period a year ago since all common stock equivalents were anti-dilutive for the first quarter 2008.

About SCI Engineered Materials, Inc.

SCI Engineered Materials, Inc. manufactures ceramics and metals for advanced applications such as optical, photonics including solar, thin film batteries, and semiconductors. SCI Engineered Materials is a global materials supplier with clients in more than 40 countries. Additional information is available at http://www.sciengineeredmaterials.com.

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, forecasts, and plans of the Company and its management, and specifically include statements regarding encouraging signs including trial orders to new customers that represented approximately 20% of first quarter 2008 revenues (paragraph two), requests for quotes increased sharply during the first three months of this year, especially from international customers paragraph 2), the Company continues to anticipate that these initiatives will lead to substantial orders in the second half of 2008 as it continues to pursue opportunities that offer substantial long-term growth and profitability (paragraph 2).These forward-looking statements involve numerous risks and uncertainties, including, without limitation, other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-KSB for the year ended December 31, 2007. One or more of these factors have affected, and could in the future affect, the Company's projections. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.